Exhibit 17.1

Richard Chiang

APEX 11 Inc.

16192 Coastal Highway
Lewes, DE 19958

June 5, 2015

To the Board of Directors of APEX 11 Inc.

In connection with the executed Share Purchase Agreement (the "SPA") with Ferris Holding Inc, dated June 5, 2015, please accept this notice that effective today, June 5, 2015, I hereby resign from my positions and all duties as President, CEO, CFO, Secretary and Chairman of the Board of Directors, of APEX 11 Inc.

Sincerely,

/s/ Richard Chiang
Richard Chiang President, CEO, CFO, Secretary and Chairman of the Board of Directors APEX 11 Inc.